FILE NO. 812-14168


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


In the matter of:

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded Fund III
First Trust Exchange-Traded Fund IV
First Trust Exchange-Traded Fund V
First Trust Exchange-Traded Fund VI
First Trust Exchange-Traded Fund VII
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Advisors L.P.
First Trust Portfolios L.P.
FT Portfolios Canada Co.

      First Amended and Restated Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

All communications and orders to:

First Trust Exchange-Traded Fund                          Eric F. Fess
First Trust Exchange-Traded Fund II                       Felice R. Foundos
First Trust Exchange-Traded Fund III                      Chapman and Cutler LLP
First Trust Exchange-Traded Fund IV                       111 West Monroe
First Trust Exchange-Traded Fund V                        Chicago, IL 60603
First Trust Exchange-Traded Fund VI
First Trust Exchange-Traded Fund VII
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Advisors L.P.
First Trust Portfolios L.P.
120 East Liberty Drive, Suite 400
Wheaton, IL 60187

FT Portfolios Canada Co.
300 Bay Street
Toronto, Ontario M5H 2S8
Suite 1300
Attn:  W. Scott Jardine

         Page 1 of 40 sequentially numbered pages (including exhibits)
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 2015


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                               TABLE OF CONTENTS

SECTION                              HEADING                                PAGE

I.        INTRODUCTION.........................................................3


II.       BACKGROUND AND THE APPLICANTS........................................4


III.      LEGAL ANALYSIS.......................................................8


IV.       PRECEDENT IN SUPPORT OF THE APPLICATION.............................21


V.        CONDITIONS..........................................................25


VI.       REQUEST FOR ORDER...................................................26


VII.      PROCEDURAL MATTERS..................................................26


VIII.     NAMES AND ADDRESSES.................................................27


IX.       AUTHORIZATION AND SIGNATURES........................................30


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I.    INTRODUCTION

      In this amended and restated application (the "Application"), the undersigned applicants, First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Exchange-Traded AlphaDEX(R) Fund II (each, an "Existing Trust" and collectively, the "Existing Trusts"), First Trust Advisors L.P. ("FTA"), First Trust Portfolios L.P. (the "Distributor") and FT Portfolios Canada Co. ("FT Canada," and together with the Existing Trusts, FTA and the Distributor, the "Applicants")(1) apply for and request an order (the "Order") of the United States Securities and Exchange Commission (the "Commission"), exempting certain transactions from the provisions of Sections 12(d)(1)(A) and (B) of the 1940 Act pursuant to Section 12(d)(1)(J) of the 1940 Act. Applicants request that the Order apply not only to the Existing Trusts and their existing series, but that the Order extend to any future series of the Existing Trusts, and any other existing or future open-end investment company registered under the 1940 Act (including existing or future series thereof) that is or may in the future be advised by FTA (or its successor-in-interest as a result of a reorganization into another jurisdiction or a change in the type of business organization) or an entity controlling, controlled by or under common control with FTA (or its successor-in-interest as a result of a reorganization into another jurisdiction or a change in the type of business organization) and that operates pursuant to the terms and conditions stated in this Application (together with the existing series of the Existing Trusts, the "FT Funds" and each series is an "FT Fund") and any existing or future FT Foreign Feeder Fund (as defined below).

      Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act exempting them from the limitations set forth in
Section 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act to the extent necessary to permit: (i) an FT Foreign Feeder Fund (as defined below) to acquire shares of an FT Fund; and (ii) the FT Funds, their principal underwriter and any broker or dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") to sell shares of the FT Funds to the FT Foreign Feeder Funds as described herein.

      As discussed more fully below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In this regard, Applicants believe that the FT Foreign Feeder Funds structure described in this Application does not raise the concerns underlying Section 12(d)(1) of the 1940 Act. Applicants further note that the requested relief will provide the Commission with ample ability to exert administrative recourse and jurisdiction as described in further detail below. No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 under the 1940 Act.


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[1]   All existing entities that intend to rely on the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of this Application.


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II.   BACKGROUND AND THE APPLICANTS

      FTA and the Distributor have been approached by FT Canada, an affiliate of FTA and the Distributor located in Toronto, Ontario, which proposes to organize certain mutual funds in Canada to be regulated by the applicable local authorities under the Canadian securities laws, but not registered in the United States ("U.S.") under the 1940 Act, and that will be advised by FTA or an entity controlling, controlled by or under common control with FTA (each such company referred to herein as an "FT Foreign Feeder Fund").(2) In order to provide investors in Canada with the opportunity to invest in certain of the FT Funds, Applicants currently intend that an FT Foreign Feeder Fund would serve as a feeder into a corresponding FT Fund with a substantially similar investment objective and strategy. In addition to investing its assets in shares of a corresponding FT Fund, an FT Foreign Feeder Fund may also invest in foreign currency and foreign currency-related instruments, which may include foreign currency futures contracts, options on foreign currency futures contracts, forward foreign currency contracts, options on foreign currency, and foreign currency swap agreements (collectively, "Foreign Currency Instruments") for purposes of managing the FT Foreign Feeder Fund's foreign currency requirements and hedging the FT Foreign Feeder Fund's assets against fluctuations in its foreign currency as well as hold cash. The hedging seeks to enable unitholders of the FT Foreign Feeder Fund to achieve a return on their investment, as measured in their foreign currency, similar to that of the shareholders of the corresponding FT Fund, as measured in U.S. dollars, by reducing the impact of exchange rate fluctuations on these returns. Other than the Foreign Currency Instruments, the shares of the applicable FT Fund will be the only investment securities held by the corresponding FT Foreign Feeder Fund. Applicants request an exemption (a) to permit each FT Foreign Feeder Fund to invest in shares of an FT Fund and such FT Fund to sell shares beyond the limits of Section 12(d)(1)(A) and (B) of the 1940 Act; and (b) to permit principal underwriters and any other brokers or dealers that are registered under the 1934 Act to sell shares of any FT Fund to a FT Foreign Feeder Fund in excess of the limits prescribed by subparagraphs (i) and (ii) of Section 12(d)(1)(B) of the 1940 Act.

      FT Canada - FT Canada is an indirect subsidiary of First Trust Global Enterprises L.P. ("FT Global"). FT Global, FTA and the Distributor are each a limited partnership with one limited partner, Grace Partners of DuPage L.P. ("Grace Partners"), and one general partner, The Charger Corporation ("Charger"). Grace Partners is a limited partnership with one general partner, Charger, and a number of limited partners. Grace Partners' and Charger's primary business is investment advisory and broker-dealer services through their ownership interests. As the general partner, Charger controls FTA, FT Global, the Distributor and Grace Partners. Charger is an Illinois corporation currently controlled by James A. Bowen, the Chief Executive Officer of FTA.


--------------------
(2) It is currently contemplated that FTA will serve as Portfolio Advisor (as defined below) to the FT Foreign Feeder Funds. To the extent an entity that is controlled, controlled by or under common control with FTA serves as Portfolio Advisor in the future (a "control affiliate"), such entity will also be registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). For administrative ease, references to FTA include such an entity.


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      FT Canada is registered with the Ontario Securities Commission as a mutual fund dealer and investment fund manager. It is currently contemplated that FT Canada will act as the trustee, manager and promoter of each FT Foreign Feeder Fund (the "Manager") and as such, generally will have full, absolute and exclusive power, control and authority over each FT Foreign Feeder Fund's property and over the business and affairs of each FT Foreign Feeder Fund to the same extent as if FT Canada was the sole owner thereof in its own right, to do all acts and things as it, in its sole judgment and discretion deems necessary or incidental to, or desirable for, the carrying out of any of the purposes of the respective FT Foreign Feeder Fund or conducting the business of the FT Foreign Feeder Fund, subject to any limitations set forth in the FT Foreign Feeder Fund's Declaration of Trust. As Manager, FT Canada will be responsible for providing managerial, administrative and compliance services to the FT Foreign Feeder Funds. FT Canada will hold title to the property of the FT
Foreign Feeder Funds in trust as trustee and provide all administration services in respect of the FT Foreign Feeder Funds except for managing and directing the investment of assets. As Manager, FT Canada will have the authority and responsibility to manage the day-to-day operations of the FT Foreign Feeder Funds, including without limitation, authorizing the payment of operating expenses incurred on behalf of the FT Foreign Feeder Funds, marketing the FT Foreign Feeder Funds, preparing financial statements and financial and accounting information as required by the FT Foreign Feeder Funds, ensuring that investors are provided with financial statements (including interim and annual financial statements) and other reports as are required by applicable law from time to time, ensuring the FT Foreign Feeder Funds comply with regulatory requirements and applicable stock exchange listing requirements, preparing the FT Foreign Feeder Funds' reports to unitholders and the applicable securities regulatory authorities, determining the amount of distributions to be made by the FT Foreign Feeder Funds and negotiating contractual agreements with third parties for services on behalf of the FT Foreign Feeder Funds, including designated brokers, the custodian, the transfer agent, the auditor and the printers. FT Canada will keep records relating to the performance of its duties. In addition, FT Canada has the authority to appoint the portfolio advisor of the FT Foreign Feeder Funds and to manage the offering of the units of the FT
Foreign Feeder Funds. As Manager, FT Canada owes fiduciary duties to each FT Foreign Feeder Fund. Under Section 116 of the Securities Act (Ontario), FT
Canada is required to exercise its powers and discharge it duties honestly, in good faith and in the best interests of the investment fund, and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in the circumstances.

      FTA - FTA is a limited partnership organized under the laws of the State of Illinois, with its principal office located in Wheaton, Illinois. FTA serves as investment adviser (the "Adviser") to the existing FT Funds and has the authority to retain sub-advisers to manage the assets of one or more of the FT Funds for which it is the investment adviser. FTA also will act as the portfolio advisor of each FT Foreign Feeder Fund (in such capacity, the "Portfolio Advisor"). FTA is registered with the Commission under the Advisers Act and also is registered as a portfolio manager with the Ontario Securities Commission under the Securities Act (Ontario). Any future Portfolio Advisor similarly will be registered with the Commission under the Advisers Act and as a portfolio manager with the Ontario Securities Commission under the Securities Act (Ontario).

      Operating as a portfolio manager under Canadian National Instrument 31-103 Registration Requirements and Exemptions, FTA, as the Portfolio Advisor, will provide investment management and portfolio management services to the FT Foreign Feeder Funds. More specifically, under a master portfolio advisory agreement between FT Canada and FTA, FTA, as Portfolio Advisor, will provide investment advisory and portfolio management services to each FT Foreign Feeder Fund in accordance with the investment objective(s) of such FT Foreign Feeder Fund, the FT Foreign Feeder Fund's Declaration of Trust and applicable law. The Portfolio Advisor will be responsible for managing the investment portfolio of each FT Foreign Feeder Fund, including providing or arranging for the provision of investment analysis and making decisions relating to the investment of the assets of the FT Foreign Feeder Fund, including the purchase and sale of portfolio securities and the execution of portfolio transactions. FTA, as Portfolio Advisor, will have certain responsibilities to the FT Foreign Feeder Funds, including, among other things, the following:

            (i) managing and making investment decisions regarding the purchase and sale of portfolio securities including in light of tax considerations;

            (ii) entering into, managing and settling the FT Foreign Feeder Fund's foreign currency transactions;

            (iii) entering into and settling foreign exchange transactions on behalf of the FT Foreign Feeder Funds;

            (iv) providing FT Canada certain periodic reports regarding FTA's activities;

            (v) furnishing support services as FT Canada may reasonably require;

            (vi) providing certain research and portfolio analysis services to FT Canada as requested;

            (vii) executing and delivering proxies and voting proxies as instructed by FT Canada;

            (viii) providing FT Canada certain information required for regulatory reporting; and

            (ix) providing such other advice or services as FT Canada deems to be reasonably necessary.

      While Applicants recognize that FTA's investment responsibilities may be more limited with respect to an FT Foreign Feeder Fund since it is investing in a corresponding underlying FT Fund, Applicants believe that a registered portfolio adviser is still necessary to perform certain of the foregoing functions, such as the decisions to determine which portfolio securities to purchase and sell in light of tax considerations and the purchase and sale of Foreign Currency Instruments. However, as described in further detail below in the section entitled "Layering of Fees and Expenses," to ensure there is no duplication of management fees chargeable in connection with a FT Foreign Feeder Fund and its investment in an FT Fund, the management fee of the FT Foreign Feeder Fund will be reduced by the amount of the management fee that FTA (or its control affiliate) receives as Adviser from the FT Fund for the FT Foreign Feeder Fund investment as required under applicable law.

      The Existing Trusts - Each Existing Trust is a business trust organized under the laws of the Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company. The series of the Existing Trusts, each of which is commonly referred to as an "exchange-traded fund" or an "ETF," issue shares in large blocks referred to as "creation units" in reliance on exemptive relief previously obtained from the Commission.(3) Such series include both index-based as well as actively managed ETFs. Shares of such series are traded on national securities exchanges. Each Existing Trust is overseen by a board of trustees. FT Funds relying on the requested Order in the future shall also be registered as open-end management investment companies under the 1940 Act or be series thereof and operate as ETFs with shares traded on a national securities exchange.

      FT Foreign Feeder Funds - The FT Foreign Feeder Funds will be trusts or corporations organized under the laws of the Province of Ontario or Canada and will be public exchange-traded mutual funds. Each FT Foreign Feeder Fund represents a separate investment fund. Each FT Foreign Feeder Fund will issue at least one class of units or shares called common units (the "Units") that will be listed on the Toronto Stock Exchange ("TSX"). Investors may buy or sell Units in the secondary market on the TSX through registered brokers and dealers in the province or territory where the investor resides. A prescribed number of Units may also be purchased by broker-dealers, who have entered into a designated broker agreement with the Manager, directly from a FT Foreign Feeder Fund in return for a basket of securities, cash or a combination of the foregoing as specified by the Manager. Unitholders may sell their Units on the TSX or redeem Units for cash subject to a redemption discount (currently, 95% of the closing price for the Units on the TSX on the effective day of the redemption). A prescribed number of Units may also be redeemed for a basket of securities and/or cash as specified by the Manager. Each FT Foreign Feeder Fund that is the subject of this Application will not offer or sell its Units in the U.S. or to any "U.S. Person"(4) and its transactions with its shareholders will be


---------------------
(3) In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Rel. Nos. 30582 (June 26, 2013)(notice) and 30610 (July 23,
      2013)(order); In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 29983 (Mar. 15, 2012) (notice) and 30029 (Apr. 10, 2012) (order); In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (Sept. 29, 2008) (notice) and 28468 (Oct. 27, 2008) (order); In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (Aug. 26, 2005) (notice) and 27068 (Sept. 20, 2005) (order), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (Mar. 30, 2007) (notice) and 27784 (Apr. 25, 2007) (order) (collectively, the "ETF Orders").

(4) For purposes of this Application, Applicants define "U.S. Person" to include all persons enumerated in Rule 902(k) under Regulation S under the Securities Act of 1933, as amended (the "1933 Act"). As defined in Rule 902(k), the term "U.S. Person" includes, among others, (i) any natural person resident in the U.S.; (ii) any partnership or corporation organized or incorporated under the laws of the U.S.; (iii) any estate of which any executor or administrator is a U.S. Person; (iv) any trust of which any trustee is a U.S. Person; (v) any agency or branch of a foreign entity located in the U.S.; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or

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consistent with the definition of "offshore transactions" in Regulation S under the 1933 Act ("Regulation S").

      Applicants currently expect that the FT Foreign Feeder Funds will either not have a "principal underwriter" (as defined in Section 2(a)(29) of the 1940
Act) or, if an FT Foreign Feeder Fund has a principal underwriter, that such principal underwriter will not be a broker or dealer registered under the 1934 Act, or a person controlled by such a broker or dealer.

      Independent Review Committee ("IRC") - The Manager shall appoint an IRC for the FT Foreign Feeder Funds in accordance with Canadian National Instrument ("NI 81-107"). The IRC shall consist of at least three members who are independent of the Manager. The mandate of the IRC is to review conflicts of interest matters identified and referred to the IRC by the Manager and to give an approval or a recommendation, depending on the nature of the conflict of interest matter. In accordance with NI 81-107, the members of the IRC are required to act honestly and in good faith in the best interests of the FT Foreign Feeder Fund and, in connection therewith, will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

      The Distributor - First Trust Portfolios L.P., a broker-dealer registered under the 1934 Act and a member of the Financial Industry Regulatory Authority ("FINRA"), currently serves as the principal underwriter and distributor for each FT Fund. The Distributor distributes or will distribute shares of each FT Fund on an agency basis.

III.  LEGAL ANALYSIS

      A.    Section 12(d)(1) of the 1940 Act

      (1)   General

      Section 12(d)(1) of the 1940 Act limits investments by an investment company (a "fund") in another fund. Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a fund (the "acquiring fund") and any companies controlled by such fund from purchasing or otherwise acquiring any security issued by a fund (the "acquired fund") if, immediately after the purchase or acquisition, the acquiring fund and any companies controlled by such fund own in the aggregate:
(i) more than 3% of the outstanding voting shares of the acquired fund; (ii) shares issued by the acquired fund having an aggregate value in excess of 5% of


--------------------
      other fiduciary organized, incorporated, or (if an individual) resident in the U.S.; and (viii) any foreign partnership or corporation formed by a U.S. Person for the purpose of investing in securities not registered under the 1933 Act, unless organized, incorporated and owned by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts. In addition, as indicated in note 22, infra, and consistent with the IFIC Letter (as defined in note 22), a U.S. regulatory interest in a foreign fund would not arise simply because foreign purchasers of securities of a foreign fund subsequently relocated to the U.S. In addition, although the FT Foreign Feeder Funds will not offer or sell their shares to U.S. Persons, Applicants note that U.S. Persons could on their own accord purchase shares of an FT Foreign Feeder Fund on the TSX (as defined below) from another party.

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the value of the total assets of the acquiring fund; or (iii) shares (other than treasury stock of the acquiring fund) issued by all acquired funds having an aggregate value in excess of 10% of the value of the total assets of the acquiring fund.

      Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end fund, any principal underwriter therefor, or any broker or dealer registered under the 1934 Act from knowingly selling the shares of such fund to any acquiring fund and any companies controlled by such fund if, after the sale, (i) more than 3% of the acquired fund's outstanding voting shares would be owned by the acquiring fund or companies controlled by it; or (ii) more than 10% of the acquired fund's outstanding voting shares would be owned by the acquiring fund and other investment companies and companies controlled by them.

      Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

      o the exercise of undue influence or control over the underlying funds;

      o     duplicative costs incurred by the acquiring fund; and

      o     the complexity of such arrangements.(5)

      The language of Section 12(d)(1) applies to all "investment companies," including investments in FT Funds by offshore funds.(6) Consequently, an FT Foreign Feeder Fund is prohibited from investing its assets in shares of an FT Fund in excess of the limits imposed by Section 12(d)(1)(A) (and a FT Fund is prohibited from selling its shares to an FT Foreign Feeder Fund in excess of such limits), absent relying on an available statutory exception or other relief. Applicants, however, are unable to rely on current statutory exemptions from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act or relevant SEC no-action assurances. In view of the foregoing, the Applicants are seeking exemptive relief from Section 12(d)(1) as specified herein.

     (2) Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

      Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, "the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the


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(5)   See Report of the Securities and Exchange Commission on the Public Policy
      Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324, at 312 (1966) (the "PPI Report").

(6) See Investment Company Amendments Act of 1970, Pub. L. No. 91-547, ss. 7, 84 Stat. 1417 (codified at 15 U.S.C. 80a-12(d)(1)(A)).


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initial adoption of the 1940 Act's restrictions against investment companies investing in other investment companies are not repeated."(7)

      For the reasons discussed below, Applicants believe that the public interest concerns underlying Sections 12(d)(1)(A) and (B) are not raised by their proposal and the requested exemption is consistent with the public interest and protection of investors. Applicants, therefore, request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit: (i) the FT Foreign Feeder Funds to acquire shares of the FT Funds in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act; and (ii) the FT Funds, any principal underwriter therefor, or any broker or dealer registered under the 1934 Act to sell shares of the FT Funds to the FT Foreign Feeder Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act. Applicants further submit that the requested transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a "progressive way" as the concept of investment companies investing in other investment companies evolves over time.(8)

      (a) Undue Influence

      Applicants submit that the proposed structure will not result in the exercise of undue influence by a FT Foreign Feeder Fund or its affiliated persons over the FT Funds. The concern of undue influence does not arise in the proposed structure. More specifically, because FTA serves as Portfolio Advisor to the FT Foreign Feeder Funds and as Adviser to the FT Funds, there is no incentive to disrupt the operation of any of the FT Funds. FTA will owe a fiduciary duty to both clients -- the FT Foreign Feeder Funds and the FT Funds -- and their respective shareholders. There is no need for FTA to influence the management of any underlying FT Fund through the threat of large scale redemptions because FTA already serves as Adviser to the underlying FT Funds, overseeing their investment portfolios. If FTA, as the Adviser, wished to change the investment strategy of an FT Fund, it could do so directly, subject to any applicable board or shareholder approval requirements, rather than through its role as Portfolio Advisor to the FT Foreign Feeder Funds and the threat of large scale redemptions. It is in the Adviser's own self-interest to maximize the benefits of a fund of funds arrangement to all shareholders, and not to disrupt the operation of the FT Foreign Feeder Funds or the FT Funds. Applicants further note that FT Canada, the Manager of the FT Foreign Feeder Funds, and FTA, the Adviser of the FT Funds and Portfolio Advisor of the FT Foreign Feeder Funds, are under common control and share certain management personnel. In this regard, the Chairman of the Board and a director of FT Canada is also currently a Managing Director of FTA, the Distributor and FT Global; the Chief Operating Officer and Chief Financial Officer of FTA, the Distributor and FT Global also currently serves as a Director of FT Canada and the President and Chief Executive Officer of the Existing Trusts; and the Chief Financial Officer of FT Canada also currently serves as Comptroller and Senior Vice President of FTA and the Distributor and Treasurer, Chief Financial Officer and Chief Accounting


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(7)   H. R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (the "House
      Report").

(8)   Id.

Officer of the Existing Trusts. Given the foregoing ties, Applicants believe the concern of undue influence is not present in the proposed arrangement.

      Applicants also note that each FT Foreign Feeder Fund will be organized for the purpose of acquiring shares of a specified FT Fund and therefore, in effect, represents for FT Foreign Feeder Fund shareholders a convenient substitute for direct investment into such FT Fund. An investment in an FT Foreign Feeder Fund is intended to provide foreign investors with an investment vehicle through which they can indirectly gain investment exposure to the corresponding FT Fund and its investment strategy. Therefore, it would be contrary to the expressed purpose of an FT Foreign Feeder Fund and the expectations of investors for the Manager or Portfolio Advisor of an FT Foreign Feeder Fund to redeem FT Fund shares and shift the FT Foreign Feeder Fund's investment into a different investment vehicle or to otherwise act in a manner disruptive to the operations of the FT Funds. Further, the FT Foreign Funds serve as an efficient mechanism for attracting additional investments in the FT Funds while avoiding the administrative expense and burdens that would be associated with direct sales of shares of the FT Funds abroad. Consequently, as a structural matter, the motivation to unduly influence the operations of an FT Fund is inherently limited.

      As noted above, Congress enacted Section 12(d)(1) of the 1940 Act to prevent the abuses inherent in the pyramiding of ownership caused by one investment company owning the shares of another.(9) Although the proscriptions of Section 12(d)(1) did not originally apply to a foreign company's purchase of securities of U.S. registered investment companies, Congress amended Section 12(d)(1) in 1970 to limit further the pyramiding of investment companies and to apply new limitations on investments by unregistered investment companies, including unregistered foreign investment companies. Congress was concerned that an offshore fund may, by virtue of a large ownership interest in a U.S. fund, improperly influence fund management.(10) However, in the Commission's PPI Report, analyzing the public policy implications of fund holding companies, the Commission specifically recognized that foreign-based investment trusts which are organized by sponsors of U.S. investment companies as vehicles for accumulating shares of such companies do not give rise to the problems which Sections 12(d)(1)(A) and (B) were designed to address.(11) More specifically, the Commission noted that "[a]lthough the structure of such foreign unit trusts is nothing more than a fund on a fund, they present no threat of control because both are organized, operated by, and under the control of, the same management. Accordingly, to the extent that such trusts do not involve a significant layering of costs and do serve to attract foreign investment in the underlying funds, the reasons which require prohibition of fund holding companies generally


-------------------
(9) See Investment Trusts and Investment Companies: Hearings Before House Subcomm. Of the Comm. On Interstate and Foreign Commerce on H.R. 10065, 76th Cong., 3d Sess. 112-14 (1940) (statement of David Schenker, Chief Counsel, Investment Trust Study, Commission).

(10) See 17 CFR Parts 239, 270, and 274, Fund of Funds Investments, Release Nos. 33-8713; IC-27399; File No. S7-18-03 (stating that in the case of unregistered investment companies (such as the FT Foreign Feeder Funds), the full restrictions of Sections 12(d)(1)(A) and 12(d)(1)(B) apply).

(11)  See PPI Report, 323 at n.43.

are not applicable here."(12) Consistent with the foregoing, the proposed structure does not give rise to the threat of undue influence. FT Foreign Feeder Funds are organized by affiliates of FTA, share the same investment adviser (or a control affiliate thereof) as the underlying FT Funds and serve as an investment vehicle to provide foreign investors with a means to invest in FT Funds. There is no reason for FTA, as Portfolio Advisor, to disrupt the orderly management of the FT Funds, as it already serves as Adviser to such funds. As discussed in further detail below, the Commission also has granted exemptive relief, in relevant part, from Sections 12(d)(1)(A) and (B) of the 1940 Act permitting a foreign based investment company advised and distributed by affiliates of the adviser and principal underwriter of a U.S. fund to acquire shares of the domestic fund beyond the limits of Sections 12(d)(1)(A) and (B) of the 1940 Act. See World of Technology, Inc., et al., Investment Company Act Rel. Nos. 13459 (Aug. 23, 1983)(notice) and 13509 (Sept. 16, 1983) (order) (the
"World of Technology Relief").

      Applicants further note the similar exception from the limitations of
Section 12(d)(1)(A) and (B) provided by Section 12(d)(1)(G) for fund of funds arrangements that involve registered funds in the "same group of investment companies."(13)


--------------------
(12)  Id.

(13) Section 12(d)(1)(G) provides an exemption from the limitations of Section 12(d)(1)(A) and (B) for investment companies in the "same group of investment companies." Section 12(d)(1)(G)(ii) defines the term "group of investment companies" to mean any 2 or more registered investment companies that hold themselves out to investors as related investment companies for purposes of investment and investor services. While the FT Foreign Feeder Funds and FT Funds do not fall within the technical definition of the "same group of investment companies" because the FT Foreign Feeder Funds are not registered under the 1940 Act, they are related investment companies because they both have FTA (or a control affiliate) as their investment adviser and each FT Foreign Feeder Fund will hold itself out as related by identifying in its applicable prospectus the underlying FT Fund in which the respective FT Foreign Feeder Fund will invest, identifying FTA (or its control affiliate) as its Portfolio Advisor and describing the Manager's and Portfolio Advisor's relationship to the FT Funds. In addition, the FT Foreign Feeder Funds and the FT Funds have the reference to "First Trust" in their names. The FT Funds will not include statements in their prospectuses that are inconsistent with the disclosure in the FT Foreign Feeder Funds' prospectuses concerning how they are related investment companies. Applicants do not believe the fact that the FT Foreign Feeder Funds are not registered under the 1940 Act changes the analysis that they are related to the FT Funds and will hold themselves out as related. Applicants believe this interpretation is consistent with the interpretation set forth by the staff of the Commission (the "Staff") in MassMutual Institutional Funds (pub. avail. Oct. 19, 1998) (the "MassMutual Letter").

      In the MassMutual Letter, the Staff took the position that investment companies are part of the same "group of investment companies" if the investment companies (1) are related investment companies and (2) hold themselves out to investors as related companies. The Staff noted that "[investment companies] that are advised by the same investment adviser, or by advisers that are control affiliates would be "related" companies for purposes of Section 12(d)(1)(G)(ii) of the 1940 Act. The Staff further noted that "a group of registered investment companies sharing a common adviser or having advisers that are all control affiliates can satisfy the 'holding out' prong of Section 12(d)(1)(G)(ii) by identifying in the acquiring fund's prospectus the acquired funds in which the acquiring fund may invest, and disclosing the control relationship among the advisers to the acquiring and acquired funds. In our view, it is not necessary that the acquired funds' prospectus(es) include comparable disclosure or that the acquired and acquiring funds be marketed as related companies for all purposes and to all potential investors." The Staff further noted that the

      Although Applicants believe the proposal does not raise any threat of undue influence, to further limit the potential for undue influence by an FT Foreign Feeder Fund, condition 2 provides that each FT Foreign Feeder Fund will exercise its voting rights with respect to the shares of the applicable FT Fund its owns by either (a) seeking instructions from its unitholders and voting the proxies in accordance with such instructions or (b) voting the shares of the applicable FT Fund held by it in the same proportion as the vote of all other holders of such FT Fund shares.(14) In addition, condition 3 provides that prior to its investment in shares of an FT Fund in excess of the limit set forth in
Section 12(d)(1)(A)(i) of the 1940 Act, the FT Foreign Feeder Fund and the FT Fund will execute an agreement which will require the FT Foreign Feeder Fund to adhere to the terms and conditions applicable to it under the order (the "Participation Agreement"). To the extent that an FT Foreign Feeder Fund purchases shares of an FT Fund in the secondary market, the FT Fund would retain the ability to limit additional purchases of its shares through its decision as to whether to enter into the Participation Agreement prior to any investment by an FT Foreign Feeder Fund in excess of the limits of Section 12(d)(1)(A)(i).


-------------------
      holding out requirement in Section 12(d)(1)(G)(ii) "refers only to potential investors in the acquiring company because the relevant inquiry is how the funds are holding themselves out to potential investors in the acquiring fund." In the present case, regardless of whether FT Foreign Feeder Funds are registered as investment companies under the 1940 Act, the FT Foreign Feeder Funds and FT Funds are related and will hold themselves out as related consistent with the MassMutual Letter.

      Applicants also note that among the requirements set forth in Section 12(d)(1)(G), only the provision in Section 12(d)(1)(G)(i)(I) requiring that the acquiring fund and acquired fund be part of the same group of investment companies appears to address the concern of undue influence. Applicants believe that the fact that FT Foreign Feeder Funds and FT Funds will share FTA (or its control affiliate) as investment adviser and are related address the concern of undue influence to the same extent as the "same group of investment companies" requirement. While the FT Foreign Feeder Funds do not fit within Section 12(d)(1)(G), Congress adopted
      Section 12(d)(1)(J) to give the Commission explicit authority to grant exemptions for funds of funds that might not meet the conditions of
      Section 12(d)(1)(G). In the House Report, the Committee on Commerce noted that it expected the Commission to process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time. See House Report at 43-44. Further, the legislative history described above noted, in particular, foreign-based investment trusts which are organized by sponsors of U.S. investment companies as vehicles for accumulating shares of such companies do not give rise to the problems which Sections 12(d)(1)(A) and (B) were designed to address.

(14) Applicants have been advised that Section 2.5(6)(a) of Canadian National Instrument 81-102 Mutual Funds ("NI 81-102"), in general terms, prohibits a Canadian mutual fund that holds securities of another mutual fund that is managed by the same manager or its affiliate or associate from voting those securities. Accordingly, an FT Foreign Feeder Fund would be precluded from voting shares of an FT Fund. However, Section 2.5(6)(b) further provides that if the manager of the Canadian mutual fund so chooses, it may arrange for all of the securities the Canadian fund holds to be voted by its beneficial holders. In light of the foregoing, to comply with the condition, FT Foreign Funds may arrange for their unitholders to vote the proxies themselves as opposed to voting the proxies on behalf of unitholders if necessary to comply with applicable law. Applicants believe the provisions of Canadian law that prohibit the FT Foreign Feeder Fund from voting, but permit it to arrange for voting by its beneficial holders, similarly restrict the ability of the FT Foreign Feeder Fund to influence through voting the corresponding FT Fund.

      (b) Layering of Fees and Expenses

      The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;(15) (ii) fund holding companies subject their investors to two layers of advisory fees;(16) and (iii) investors in load funds, including fund holding companies investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the fund holding company.

      Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the proposed arrangement. Significantly, in accordance with their exemptive applications, no sales charges are imposed on sales of shares of the FT Funds.(17) Similarly, the FT Foreign Feeder Funds will not assess a sales load. Accordingly, there will be no overlapping sales charges. While the FT Funds adopted 12b-1 plans, the FT Funds currently do not assess 12b-1 fees and there are no current plans to do so. Further, although the FT Funds may charge a transaction fee in connection with the purchase and redemption of creation units, the FT Foreign Feeder Funds will purchase and sell shares of an FT Fund through secondary market transactions and will not incur a transaction fee although the FT Foreign Feeder Funds would be subject to customary brokerage commissions. In addition, Canadian law prohibits the acquiring fund in a fund of funds structure from charging management fees, incentive fees, sales fees or redemption fees that would be deemed by a reasonable person to be a duplicative fee for the same services by the underlying fund.(18) More specifically, NI 81-102 provides, in relevant part, that an investment fund (i.e., a mutual fund or a non-redeemable investment fund) must not purchase or hold a security of another investment fund unless:

(a) if the investment fund is a mutual fund, the other investment fund is a mutual fund that is subject to this [i]nstrument and offers or has offered securities under a simplified prospectus in accordance with National Instrument 81-101 Mutual Fund Prospectus Disclosure,(19)


--------------------
(15)  PPI Report at 319-20.

(16)  PPI Report 318.

(17)  See the ETF Orders.

(18)  See NI 81-102.

(19) NI 81-102, however, provides, in relevant part, that paragraphs (a), (a.1), (c) and (c.1) do not apply if the security is an index participation unit issued by an investment fund or issued by another investment fund established with the approval of the government of a foreign jurisdiction and the only means by which the foreign jurisdiction permits investment in the securities of issuers of that foreign jurisdiction is through that type of investment fund; paragraph (b) does not apply if the other investment fund is a clone fund (i.e., an investment fund that has adopted a fundamental investment objective to track the performance of another investment fund) or in accordance with the section purchases or holds securities of a money market fund or that are index participation units issued by an investment fund; and paragraphs

      (a.1) if the investment fund is a non-redeemable investment fund, one or both of the following apply:

      (i)   the other investment fund is subject to this [i]nstrument;

      (ii) the other investment fund complies with the provisions of this [i]nstrument applicable to a non-redeemable investment fund,

      (b) at the time of the purchase of that security, the other investment fund holds no more than 10% of its net asset value in securities of other investment funds,

      (c) if the investment fund is a mutual fund, the investment fund and the other investment fund are reporting issuers in the local jurisdiction,(20)

      (c.1) if the investment fund is a non-redeemable investment fund, the other investment fund is a reporting issuer in a jurisdiction in which the investment fund is a reporting issuer,

      (d) no management fees or incentive fees are payable by the investment fund that, to a reasonable person, would duplicate a fee payable by the other investment fund for the same service,

      (e) no sales fees or redemption fees are payable by the investment fund in relation to its purchases or redemptions of the securities of the other investment fund if the other investment fund is managed by the manager or an affiliate or associate of the manager of the investment fund, and

      (f) no sales fees or redemptions are payable by the investment fund in relation to its purchases or redemptions of securities of the other investment fund that, to a reasonable person, would duplicate a fee payable by an investor in the investment fund.

      In compliance with NI 81-102, there will be no duplication of management fees chargeable in connection with the FT Foreign Feeder Fund and its investment in the FT Funds as the management fee of the FT Foreign Feeder Fund will be reduced by the amount of management fee that the Adviser receives from the FT Fund for the FT Foreign Feeder Fund's investment.

      Further, while the FT Foreign Feeder Funds will pay their own operating costs (such as administrative, custody, transfer agency, legal, accounting and other expenses), such services are different from the services provided to the FT Funds because the FT Foreign Feeder Funds are separate entities with their own administrative, compliance, recordkeeping and custody needs. In addition, as


--------------------
      (e) and (f) do not apply to brokerage fees incurred by the purchase or sale of an index participation unit issued by an investment fund. As some FT Funds may be actively managed, the FT Foreign Funds will seek to obtain the necessary relief in Canada to extend the applicable exception to actively managed FT Funds.

(20)  Id.

noted, the FT Foreign Feeder Funds are intended to serve as an efficient mechanism for attracting additional investments in the respective FT Funds in compliance with Canadian laws while avoiding the administrative expenses and burdens that would be associated with direct sales of shares of the FT Funds abroad. The approach avoids the need to process numerous small transactions for, and to distribute dividends, reports and prospectuses individually to, a large number of foreign investors by the FT Funds. It also avoids the need for the FT Funds and the Distributor to implement the arrangements necessary for the FT Funds shares to be sold abroad and would enable the FT Funds to be sold abroad with little or no distribution effort or expense. Through the FT Foreign Feeder Funds, the FT Funds (excluding those paying a unitary fee) could obtain substantial investments which may assist in reducing their per share expense ratio and obtaining other economies of scale to the benefit of shareholders without many of the costs that are associated with asset growth through investments by a large number of smaller size accounts. Further, purchases in the secondary market by the FT Foreign Feeder Funds of shares of the FT Funds may also provide greater depth and liquidity for the respective FT Fund's shares and help narrow any discount.

      Finally, Applicants note that the Commission has recognized that the concerns of duplicative fees and unnecessary complexity (discussed below) underlying Section 12(d)(1) involve harm to an acquiring fund and its shareholders and that the Commission does not have a significant regulatory interest in protecting the foreign acquiring funds and their shareholders.(21) Condition 6 provides that as a term of the Participation Agreement, the FT Foreign Feeder Funds will not offer or sell securities in the U.S. or to any U.S. Person and their transactions with their respective shareholders will be consistent with the definition of "offshore transactions" in Regulation S of the 1933 Act. Accordingly, Applicants believe that the Commission should have no significant regulatory interest in enforcing provisions which will provide protection for the foreign shareholders.(22) Applicants further believe that


--------------------
(21) In 2009, the Staff of the Division of Investment Management (the "Staff") granted no-action assurances that would allow a foreign investment company to acquire shares of a U.S. investment company registered under the 1940 Act in excess of the limitations of Sections 12(d)(1)(A)(ii) and (iii) of the 1940 Act. See Dechert LLP (pub. avail. Aug. 24, 2009) (the "Dechert Letter"). The relief was based on, among other things, representations that the foreign funds would not offer or sell their securities in the U.S. or to any U.S. Persons and that their transactions with their shareholders would be consistent with the definition of "offshore transactions" in Regulation S. In the Dechert Letter, the Staff recognized that the although the concerns of improper exercise of voting control and undue influence involve overreaching of an acquired fund and its shareholders, the concerns of duplicative fees and unnecessary complexity sought to be addressed by Section 12(d)(1) involve harm to the acquiring fund and its shareholders. In the context of an acquiring fund that is a foreign fund, does not offer or sell its shares in the United States or to U.S. Persons, and effects transactions with its shareholders that are consistent with the definition of "offshore transactions" in Regulation S, the Staff agreed that the Commission has no significant regulatory interest in protecting such acquiring fund and its shareholders.

(22) Applicants recognize that over time an FT Foreign Feeder Fund could have shareholders that are U.S. Persons due to shareholders relocating to the U.S. Applicants believe, and the Staff has previously stated, that a U.S. regulatory interest in a foreign fund does not arise simply because foreign fund shareholders subsequently relocate to the U.S. In this regard, the Staff has previously granted no-action relief under Section 7(d) of the 1940 Act to a foreign investment company that was concerned about exceeding the statutory limitation of permissible U.S. resident shareholders due to Canadian shareholders relocating to the U.S. (See Investment Funds Institute of Canada (publicly available Mar. 4, 1996)
non-U.S. Persons investing in the FT Foreign Feeder Funds have no expectation of protection under the U.S. federal securities laws. Non-U.S. Persons would reasonably expect that any investment restriction applicable to the percentage of their fund's assets invested in other investment companies would be governed by the laws of their country of residence, not the U.S. As described above, Canada has already enacted laws addressing concerns underlying fund of fund arrangements, including the potential duplication of fees and complexity of fund of fund structures, as it deems necessary or appropriate to provide protections for investors within its jurisdiction. Applicants believe that non-U.S. Persons investing in the FT Foreign Feeder Funds should look to any laws enacted in the applicable foreign jurisdiction for protections related to fund of fund arrangements.

      (c) Complex Structures

      The proposed arrangement will not create an overly complex fund structure that would confuse investors because no FT Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by Rule 12d1-1 under the 1940 Act or exemptive relief from the Commission permitting the FT Fund to purchase shares of other investment companies for short-term cash management purposes. Applicants note that the Commission has previously granted exemptive relief to certain ETFs (including the FT Funds) permitting other U.S. registered investment companies to invest in such ETFs in excess of the limits of Section 12(d)(1)(A), subject to various conditions including a condition substantially similar to condition 8 herein.(23) Although the acquiring funds in this application are foreign funds not registered in the United States, Applicants do not believe this fact creates any more complexity in the structure than the fund-of-fund structures permitted under these exemptive orders or Section 12(d)(1)(G) of the 1940 Act.

      Notwithstanding the foregoing, as with the concern of duplicative fees, the concern of unnecessary complexity also involves harm to an acquiring fund and its shareholders. The FT Foreign Feeder Funds will not offer or sell their

--------------------
      ("IFIC Letter")). The Staff stated in the IFIC Letter that "[t]he legislative history of [the Investment Company Act] indicates that, despite Section 7(d), Congress anticipated that there would be some 'leakage' of foreign fund securities into the U.S. This legislative history appears to support the view that a valid U.S. regulatory interest in a foreign fund would not arise simply because foreign purchasers of securities of a foreign fund subsequently relocate to the U.S. Regulatory concern under the Investment Company Act is, in our view, more appropriately triggered by activities undertaken by or on behalf of a foreign investment company, rather than by activities of the company's securityholders that occur outside the influence of the company or its affiliates."

(23) See, e.g., In the Matter of ALPS ETF Trust, et al., Investment Company Act Rel. Nos. 31011 (April 8, 2014) (notice) and 31039 (May 6, 2014) (order);
      In the Matter of ARK ETF Trust, et al., Investment Company Act Rel. Nos. 31009 (April 7, 2014) (notice) and 31034 (April 29, 2014) (order); In the
      Matter of Direxion Shares ETF Trust, et al., Investment Company Act Rel. Nos. 31002 (April 3, 2014) (notice) and 31032 (April 29, 2014) (order); In the Matter of Empowered Funds, LLC, et al., Investment Company Act Rel. Nos. 30988 (March 21, 2014) (notice) and 31018 (April 16, 2014) (order);
      and In the Matter of JP Morgan Exchange-Traded Funds, et al., Investment Company Act Rel. Nos. 30989 (Jan. 30, 2014)(notice) and 30927( Feb. 25,
      2014) (order). The exemptive relief on which the FT Funds may rely is set forth in First Trust Exchange-Traded Fund, et al., Investment Company Act Rel. Nos. 27812 (April 30, 2007) (notice) and 27845 (May 30, 2007)
      (order).

shares in the United States or to U.S. Persons and their transactions with their shareholders will be consistent with the definition of "offshore transactions" in Regulation S and therefore, as noted, the Commission should have no significant regulatory interest in protecting foreign acquiring funds and their shareholders from such concerns.(24) The foreign investor acquiring shares of the FT Foreign Feeder Fund in these circumstances should have no expectation of protection from the Commission or under U.S. federal securities laws. Rather, the non-U.S. investors in the FT Foreign Feeder Fund should be protected by the laws of the country of their residence enacted to address these concerns. In this regard, as described above, Canada already has addressed the concern of overly complex structure as NI 81-102 provides, in general terms, that an investment fund may not purchase shares of another investment fund unless, in relevant part, at the time of the purchase of that security, such underlying investment fund holds no more than 10% of its net asset value in securities of other investment funds, subject to certain exceptions.(25)

      Additionally, the proposed arrangement will not confuse investors because each FT Foreign Feeder Fund's prospectus and sales literature will contain clear, concise disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in the FT Funds.

      B.    Administrative Recourse and Jurisdiction

      As outlined below, Applicants submit that the proposed structure and conditions provide ample administrative recourse to the Commission. FT Canada is an Applicant to this Application. Condition 7 provides that FT Canada consents to the jurisdiction of the Commission with respect to the FT Foreign Feeder Funds for which it serves as Manager and that rely on the requested Order and will appoint an agent in the U.S. for service of process. Condition 7 also provides that as a term of the Participation Agreement, each FT Foreign Feeder Fund will consent to the jurisdiction of the Commission and will appoint an agent in the U.S. for service of process. Condition 4 further provides that FT Canada will keep and maintain the books and records of each FT Foreign Feeder Fund as if the FT Foreign Feeder Fund was an open-end investment company registered with the Commission in the United States under the 1940 Act and each Portfolio Advisor of an FT Foreign Feeder Fund will keep and maintain books and records with respect to the FT Foreign Feeder Fund it advises in the same manner as a registered investment adviser with the Commission in the United States under the Advisers Act advising a U.S. registered investment company. Condition 5 provides that FT Canada (and the FT Foreign Feeder Funds pursuant to terms of the Participation Agreement) shall cooperate fully to make available to the Staff for inspection or copying its respective books and records and, to the extent it is prohibited by applicable law from doing so, it will use its best efforts to secure permission to do so. To the extent that any books and records


--------------------
(24)  See Dechert Letter.

(25)  See exceptions set forth in footnote 19.

are not kept in English, FT Canada and the FT Foreign Feeder Funds will cause their respective books and records to be translated into English upon reasonable advance request by the Commission or the Commission's Staff.

      In addition, as described above, FTA is a registered U.S. investment adviser that will serve as Adviser to the FT Funds and Portfolio Advisor to the FT Foreign Feeder Funds. As such, FTA must comply with all the provisions of the Advisers Act in its advisory relationships with both its U.S. clients (in this case, the FT Funds) and its non-U.S. clients (in this case, the FT Foreign Feeder Funds), including the books and records required to be maintained under Rule 204-2 of the Advisers Act and is subject to the Commission's direct jurisdiction.(26) FTA will keep and maintain the books and records of its advisory activities required under the Advisers Act with respect to the FT Foreign Feeder Funds in the same manner as it does with respect to its domestic U.S. investment company clients.(27) The Commission will be able to examine the records and operations of FTA through its inspection process. The Commission, therefore, has the power to monitor FTA's performance of its obligations to the FT Funds vis-a-vis its obligations to the FT Foreign Feeder Funds and to ensure that FTA is not serving the FT Foreign Feeder Funds in a way that is detrimental or may be harmful to the FT Funds and to take enforcement actions if necessary against FTA and persons associated with FTA as defined in Section 202(a)(17) of the Advisers Act.(28) Applicants note that even if FTA is terminated as the Portfolio Advisor to the FT Foreign Feeder Funds, only a control affiliate of FTA that is registered under the Advisers Act may serve as a Portfolio Advisor to an FT Foreign Feeder Fund relying on the Order. In addition, FT Canada is an Applicant to this Application and has consented to the jurisdiction of the Commission with respect to the FT Foreign Feeder Funds for which it serves as Manager and that rely on the requested Order granted pursuant to this Application. Similarly, the Participation Agreement will require, among other things, the FT Foreign Feeder Funds to consent to the jurisdiction of the Commission.

      In addition to the more direct jurisdictional ties described above, Applicants also note that FT Canada is under common control with the Distributor and such relationship provides an additional path for the Commission to exert its administrative recourse and jurisdiction under provisions of the 1934 Act.
Section 15(b)(4) of the 1934 Act authorizes the Commission to institute a remedial administrative proceeding against a broker or dealer if the broker or dealer, or a person associated with such broker or dealer, has engaged in any of the prohibited acts set forth in that section. Section 15(b)(4) can be triggered by, among other things, findings of a foreign regulatory authority pertaining to the broker or dealer or the person associated therewith.(29) In addition,
Section 15(b)(6) of the 1934 Act authorizes the Commission to take action directly against any person associated with a broker or dealer if such


---------------------
(26) See Industrial Alliance (pub. avail. Mar. 14, 2012); SEC Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation, Chapter 5, The Reach of the Investment Advisers Act of 1940 (May 1992).

(27)  See Advisers Act Section 204(a) and Rule 204-2.

(28)  See, e.g., Advisers Act Sections 203(e), 203(f), 203(i), 203(k), and 209.

(29)  1934 Act Section 15(b)(4)(G).

associated person has engaged in certain prohibited conduct.(30) For purposes of these provisions, Section 3(a)(18) of the 1934 Act defines a "person associated with a broker or dealer" as, among other things, any person directly or indirectly controlling or controlled by or under common control with such broker or dealer and "person" is defined in Section 3(a)(9) of the 1934 Act to include a company. Under these provisions, because FT Canada is under common control with the Distributor, it is a person associated with a registered broker-dealer. Accordingly, under Section 15(b)(6) of the 1934 Act, FT Canada would be within the Commission's reach for various violations of federal securities laws set forth in such section. Similarly, because Charger controls the Distributor, Charger is also a "person associated with a broker or dealer" for purposes of Sections 15(b)(4) and (6) that is subject to the Commission's jurisdiction. Applicants note that the Commission has previously granted exemptive relief from
Section 12(d)(1)(A) and (B) permitting a foreign fund to invest in a U.S. fund beyond the limits of Section 12(d)(1) where the Commission's jurisdictional authority was against persons associated with a U.S. broker-dealer through the operation of Sections 15(b)(4) and 15(b)(6) of the 1934 Act. See Amendment No. 1 to the application for the World of Technology Relief described in further detail below.(31)

      Aside from the jurisdictional nexus described above, Applicants also note that the Memorandum of Understanding dated June 10, 2010, among the Commission, the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec (the "2010 Canadian accord"), and the Memorandum of Understanding dated January 7, 1988, among the Commission, the Ontario Securities Commission, the Commission des valeurs mobilieres du Quebec, and the British Columbia Securities Commission (the "1988 Canadian accord"), will provide further means for the


--------------------
(30) More specifically, Section 15(b)(4), in relevant part, provides that the Commission may censure, place limitations on the activities, functions, or operations of, suspend for a period not exceeding twelve months, or revoke the registration of any broker or dealer if its finds that such censure, placing of limitations, suspension or revocation is in the public interest and that such broker or dealer, whether prior or subsequent to becoming such, or any person associated with such broker or dealer, whether prior or subsequent to becoming so associated has, among other things, willfully violated any provision of the 1940 Act or the rules or regulations thereunder. See Section 15(b)(4)(D). In addition, Section 15(b)(6) provides, in relevant part, that with respect to any person who is associated with a broker or dealer, the Commission, by order, shall censure, place limitations on the activities or functions of such person, or suspend for a period not exceeding twelve months, or bar such persons from being associated with a broker or dealer if the Commission finds (after notice and opportunity for a hearing) that such censure, placing of limitations, suspension or bar is in the public interest and that such person has committed or omitted any act, or is subject to an order or finding enumerated in subparagraph (A), (D), or (E) of Section 15(b)(4). As noted, Section 15(b)(4)(D) includes violations of any provision of the 1940 Act or rules or regulations thereunder. Further, the Commission may seek monetary penalties pursuant to Section 21(d)(3) of the 1934 Act and other equitable relief under Section 21(d)(5) of the 1934 Act. Accordingly, the Commission has available to it a variety of penalties that may be imposed pursuant to Sections 15(b)(4), 15(b)(6), and 21(d) of the 1934 Act for violations of the 1940 Act.

(31) In the World of Technology Relief, the principal underwriter of the foreign fund was not a U.S. registered broker or dealer or controlled by such broker or dealer. The principal underwriter of the foreign fund, however, was under common control with the principal underwriter of the U.S. fund, a U.S. registered broker-dealer, making it an associated person of a U.S. broker-dealer within the Commission's jurisdiction.

Commission to obtain information from the Ontario Securities Commission and other Canadian authorities concerning the FT Foreign Feeder Funds.(32)

C.  Conclusion

      In light of the foregoing, Applicants submit that the concerns underlying
Section 12(d)(1) are not present with the proposed arrangement. As noted, the legislative history clearly indicates that foreign-based investment vehicle which are organized by sponsors of United States investment companies as vehicles for accumulating shares of such companies do not give rise to the problems which Section 12(d)(1)(A) and (B) were designed to address. Consistent with the legislative history, FT Foreign Feeder Funds are designed to provide investors in Canada a means to invest in the FT Funds. As FTA serves as Adviser to the FT Funds and Portfolio Advisor to the FT Foreign Feeder Funds and has fiduciary duties to both clients, concerns of undue influence or improper overreaching by the FT Foreign Feeder Fund are non-existent. The proposed structure does not involve duplicative sales charges and conditions 8 and 9 and Canadian law address the concerns of overlapping fees and overly complex structures. Further, the concerns of unnecessary complexity and duplicative fees are relevant to an acquiring fund and its shareholders and the Staff has recognized that the Commission has no significant regulatory interest in protecting foreign acquiring funds and their shareholders from such concerns who should look to be protected by their own country's securities laws. In this regard, Canada has already adopted regulations governing funds of funds. Furthermore, the Commission has ample administrative recourse against FT Canada, the FT Foreign Feeder Funds, FTA and persons associated therewith. Finally, Applicants note that granting the requested relief will benefit the FT Funds and their shareholders. The FT Foreign Feeder Funds serve as feeder funds to gather assets for the FT Funds. U.S. investors in the FT Funds may benefit to the extent that fixed costs of the FT Funds are spread over a larger asset base to help reduce expense ratios of those FT Funds that do not pay unitary management fees.(33) Further, purchases in the secondary market by the FT Foreign Feeder Funds of shares of the FT Funds may also provide greater depth and liquidity for the respective FT Fund's shares and help narrow any discount.

IV.      PRECEDENT IN SUPPORT OF THE APPLICATION

      The Commission has granted exemptions from Sections 12(d)(1)(A) and (B) to other applicants to establish funds of funds arrangements where a foreign


-------------------
(32) Under the Canadian accords, one authority may request assistance from another for various purposes, including to obtain information, documents or evidence. See Article 3 of the 2010 Canadian accord and Article 4 of the 1988 Canadian accord. The 1988 Canadian accord was referenced in the application relating to exemptive relief from Section 12(d)(1) obtained by Thomas J. Herzfeld Advisors (Canada) Inc. in 1989 in connection with providing the Commission with assurance that it would be able to enforce the conditions to such relief. In the Matter of Thomas J. Herzfeld Advisors (Canada) Inc. Investment Company Act Release Nos. 16899 (Mar. 30,
      1989) (notice) and 16938 (Apr. 25, 1989) (order) (the "Herzfeld Relief").

(33) With respect to FT Funds that pay a unitary management fee to FTA, FTA has agreed to be responsible for certain expenses of such FT Funds.

acquiring fund was acquiring shares of a U.S. registered investment company. In connection with the World of Technology Relief referenced above, the applicants, in relevant part, sought relief from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit a U.S. registered open-end investment company (the "World of Technology Fund") to sell its shares to a foreign fund (the "Britannia World of Technology Fund") in excess of the limits set forth in those sections. The Britannia World of Technology Fund was intended to serve as an investment vehicle through which foreign investors could gain exposure to the World of Technology Fund. The shares of the Britannia World of Technology Fund would be offered to investors worldwide subject to a sales charge but would not be offered in the U.S. or to nationals of the U.S.

      Aside from cash, the Britannia World of Technology Fund would invest solely in shares of the World of Technology Fund and would purchase such shares without a sales charge. Britannia International Investment Management Limited ("Britannia International"), the manager of the Britannia World of Technology Fund, would not receive an advisory fee but would receive a fee for various administrative and record-keeping services. The principal underwriter of the Britannia World of Technology Fund was not a U.S. registered broker-dealer. However, the principal underwriter of the World of Technology Fund was a U.S. registered broker-dealer and its advisers were U.S. registered investment advisers under common control with the manager and underwriter of the foreign investing fund. Applicants had asserted that foreign-based investment trusts which are organized by sponsors of U.S. investment companies as vehicles for accumulating shares of such companies do not give rise to the problems which Sections 12(d)(1)(A) an (B) were designed to prevent. The applicants submitted that it was for that reason that Section 12(d)(1)(E) of the 1940 Act creates an exclusion to enable the operation of holding companies similar to the Brittania World of Technology Fund, whether or not such companies were registered under the 1940 Act, if certain conditions were satisfied. The applicants noted that the structure in the World of Technology Relief could comply with all provisions of Section 12(d)(1)(E)(34) except for the requirement in Section 12(d)(1)(E)(i) that the principal underwriter of the acquiring foreign fund be a broker-dealer registered under the 1934 Act or a person controlled by a registered broker-dealer. Applicants in the World of Technology application asserted that the provisions of Section 12(d)(1)(E)(i) largely relate to ensuring that the Commission has administrative recourse and jurisdiction against principal


---------------------
(34) Section 12(d)(1)(E) states that the limitations of Section 12(d)(1) shall not apply to a security (or securities) purchased or acquired by an investment company if (i) the depositor of, or principal underwriter for, such investment company is a broker or dealer registered under the 1934 Act, or a person controlled by such a broker or dealer; (ii) such security is the only investment security held by such investment company ... ; and
      (iii) the purchase or acquisition is made pursuant to an arrangement with the issuer of, or principal underwriter for the issuer of, the security whereby such investment company is obligated-- (aa) either to seek instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security, and
      (bb) in the event that such investment company is not a registered investment company, to refrain from substituting such security unless the Commission shall have approved such substitution in the manner provided in
      Section 26 [of the 1940 Act].

underwriters of fund holding companies.(35) As noted above, while the foreign fund involved in the World of Technology Relief had a principal underwriter, it was neither a U.S. registered broker or dealer nor controlled by such a broker or dealer, but rather, was under common control with the principal underwriter of the U.S. fund, a registered broker-dealer. The Applicants noted that through the operation of Sections 15(b)(4) and (6) of the 1934 Act, the Commission still had administrative recourse against Britannia International and its foreign parent as they were persons associated with a U.S. broker-dealer thus addressing the administrative recourse and jurisdictional concerns underlying Section 12(d)(1)(E)(i).(36) Additionally, the applicants argued that, because the foreign fund's underwriter, the U.S. fund's underwriter and the U.S. fund's investment advisers were all under common control, the foreign fund's underwriter would not act, or cause the foreign fund to act, in a manner disruptive to the U.S. fund's operations. In light of the circumstances, the applicants contended that requiring strict adherence to Section 12(d)(1)(E)(i) would serve no regulatory purpose.

      The fund of funds arrangement and requested relief in this Application are substantially similar to that provided in the World of Technology Relief. The FT Foreign Feeder Funds are intended as investment vehicles to provide foreign investors in Canada a means to indirectly gain access to the FT Funds. The FT Foreign Feeder Funds also will not offer or sell their securities in the U.S. or to any U.S. Person and their transactions with their respective shareholders will be consistent with the definition of "offshore transactions" in Regulation S under the 1933 Act. Although in the World of Technology Relief, the Britannia World of Technology Fund would invest solely in shares of the World of Technology Fund, an FT Foreign Feeder Fund may invest in Foreign Currency Instruments in addition to shares of the corresponding FT Fund. The Applicants seek the flexibility to have the FT Foreign Feeder Funds be able to invest in Foreign Currency Instruments to manage their foreign currency needs (e.g., to effect purchase and redemption transactions with their unitholders) and to hedge their assets against fluctuations in the exchange rate between the foreign currency (e.g., the Canadian dollar) and the U.S. dollar. While the applicants in World of Technology could comply with all provisions of Section 12(d)(1)(E) except the registered broker-dealer requirement in Section 12(d)(1)(E)(i), the present structure could comply with all provisions of Section 12(d)(1)(E)(37) except the registered U.S. broker-dealer requirement and the "only investment security" requirement in Section 12(d)(1)(E)(ii) if Foreign Currency Instruments are considered investment securities. Applicants, however, do not believe that the ability to use Foreign Currency Instruments as described herein would create any incentive to exercise any improper influence over the FT Funds because FTA advises both the FT Foreign Feeder Funds and the FT Funds and would not create a complex pyramidal structure.(38) In addition, although the FT Foreign Feeder


--------------------
(35)  See Amendment No. 1 to the application for the World of Technology Relief.

(36)  Id.

(37)  See, however, footnote 14 regarding the voting of shares of the FT Funds.

(38) Applicants also note that although the Staff of the Commission has declined to concur with the view that Foreign Currency Instruments are not "investment securities" under Section 12(d)(1)(E) given, among other things, the factual nature of the determination, the Staff has provided no-action assurances permitting a series of a U.S. trust that was offering its shares in non-U.S. markets to invest in another series of the trust as

Funds are not anticipated to have a principal underwriter as in the World of Technology Relief, FT Canada, the Manager to the FT Foreign Feeder Funds, is under common control with the Distributor of the FT Funds, a U.S. registered broker-dealer and therefore the Manager is within the Commission's reach as an associated person of a U.S. broker-dealer. Further, in World of Technology, the manager of the foreign fund was not a U.S. investment adviser. In the present case, FTA (or a control affiliate), a U.S. registered investment adviser, will serve as investment adviser to the FT Foreign Feeder Funds and FT Funds providing the Commission with direct jurisdiction. Moreover, FT Canada has consented, and the FT Foreign Feeder Funds pursuant to the Participation Agreement will have consented, to the Commission's jurisdiction as set forth in condition 7. Consequently, the Applicants believe that the Commission will have greater jurisdictional ties to the FT Foreign Feeder Funds than the jurisdictional ties reflected in the World of Technology Relief. Accordingly, like the applicants in the World of Technology application, Applicants believe that in lieu of complying with the literal requirements of Section 12(d)(1)(E)(i), they have adequately addressed the Commission's jurisdictional concerns underlying such Section.

      In addition, with respect to addressing the concerns of duplicative fees, Applicants note that in the World of Technology Relief, Britannia International would not receive an advisory fee but would receive administrative fees. In the present case, the management fee of the FT Foreign Feeder Fund will be reduced by the amount of the management fee that the Adviser receives from the FT Fund for the FT Foreign Feeder Fund's investment.

      In addition, in the application for the Herzfeld Relief, applicants were seeking relief from Section 12(d)(1)(A) to permit a Canadian investment company to invest more than 10% of the value of its total assets in securities issued by U.S. registered closed-end investment companies. In the application, to strengthen the ability of the Commission to enforce the proposed conditions in the application, the foreign fund, among other things, consented to Commission jurisdiction, appointed an agent in the U.S. for service of process and agreed to cooperate fully to make books and records available to the Commission for inspection or copying. The applicants also asserted that the 1988 Canadian accord would help facilitate the ability of the Commission to obtain information concerning compliance with the proposed conditions, the 1940 Act and other federal securities laws. As described above, Applicants are proposing similar conditions (conditions 5 and 7) to enhance the Commission's ability to enforce the terms and conditions of the Application and note the applicability of the Canadian accords in assisting the Commission in obtaining information to help monitor compliance with the conditions herein, the 1940 Act and other federal securities laws.





--------------------
      well as in Foreign Currency Instruments for hedging and managing its foreign currency requirements to continue to rely on Section 12(d)(1)(E). See Pimco Funds (pub. avail. July 9, 2002) (the "Pimco Letter"). Accordingly while Applicants have included the flexibility to invest in Foreign Currency Instruments, this activity alone should not have precluded the FT Foreign Feeder Funds from relying on Section 12(d)(1)(E) in light of the Pimco Letter.

V.    CONDITIONS

      Applicants agree that any order granting the requested relief will be subject to the following conditions:

              1. Other than Foreign Currency Instruments, shares of the FT Funds will be the only investment securities in which FT Foreign Feeder Funds will invest.

              2. Each FT Foreign Feeder Fund will exercise its voting rights with respect to the shares of the applicable FT Fund its owns by either
      (a) seeking instructions from its unitholders and voting the proxies in accordance with such instructions or (b) voting the shares of the applicable FT Fund held by it in the same proportion as the vote of all other holders of such FT Fund shares.

              3. Before investing in an FT Fund in excess of the limit in
      Section 12(d)(1)(A)(i), an FT Foreign Feeder Fund will execute a Participation Agreement, which will require the FT Foreign Feeder Fund to adhere to the terms and conditions of the Order.

              4. FT Canada will keep and maintain the books and records of each FT Foreign Feeder Fund as if the FT Foreign Feeder Fund was an open-end investment company registered with the Commission in the United States under the 1940 Act and the Portfolio Advisor of a FT Foreign Feeder Fund will keep and maintain books and records with respect to the FT Foreign Feeder Fund it advises in the same manner as a registered investment adviser with the Commission in the United States under the Advisers Act advising a U.S. registered investment company.

              5. FT Canada shall cooperate fully to make available to the Staff of the Commission for inspection or copying its books and records and, to the extent it is prohibited by applicable law from doing so, it will use its best efforts to secure permission to do so. To the extent that any books and records are not kept in English, FT Canada will cause such books and records to be translated into English upon reasonable advance request by the Commission or the Commission's Staff. As a term of the Participant Agreement, an FT Foreign Feeder Fund shall agree to cooperate fully to make available to the Staff of the Commission for inspection or copying its books and records and, to the extent it is prohibited by applicable law from doing so, it will use its best efforts to secure permission to do so. To the extent that any books and records are not kept in English, the FT Foreign Feeder Fund will cause such books and records to be translated into English upon reasonable advance request by the Commission or the Commission's Staff.

              6. As a term of the Participation Agreement, the FT Foreign Feeder Funds will not offer or sell their securities in the U.S. or to any U.S. Person and their transactions with their respective shareholders will be consistent with the definition of "offshore transactions" in Regulation S under the 1933 Act.

              7. FT Canada consents to the jurisdiction of the Commission with respect to the FT Foreign Feeder Funds it serves as Manager and that rely on the Order and will approve an agent in the U.S. for service of process. Further, as a term of the Participation Agreement, each FT Foreign Feeder Fund will consent to the jurisdiction of the Commission and will appoint an agent in the U.S. for service of process.

              8. No FT Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by Rule 12d1-1 under the 1940 Act or an exemptive relief from the Commission permitting the FT Fund to purchase shares of other investment companies for short-term cash management purposes.

              9. The management fee of the FT Foreign Feeder Fund will be reduced by the amount of management fee that the Adviser receives from the FT Fund for the FT Foreign Feeder Fund's investment.

VI.   REQUEST FOR ORDER

      Applicants respectfully request that the Commission enter an order pursuant to Sections 6(c) and 12(d)(1)(J) of the 1940 Act granting the relief sought by this Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.  PROCEDURAL MATTERS

      All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

      Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

      Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VIII. NAMES AND ADDRESSES

      The following are the names and addresses of the Applicants:

                 First Trust Exchange-Traded Fund
                 First Trust Exchange-Traded Fund II
                 First Trust Exchange-Traded Fund III
                 First Trust Exchange-Traded Fund IV
                 First Trust Exchange-Traded Fund V
                 First Trust Exchange-Traded Fund VI
                 First Trust Exchange-Traded Fund VII
                 First Trust Exchange-Traded AlphaDEX(R) Fund
                 First Trust Exchange-Traded AlphaDEX(R) Fund II
                 First Trust Advisors L.P.
                 First Trust Portfolios L.P.
                 120 East Liberty Drive, Suite 400
                 Wheaton, IL  60187


                 FT Portfolios Canada Co.
                 300 Bay Street
                 Toronto, Ontario, M5H 2S8
                 Suite 1300

                                 FIRST TRUST EXCHANGE-TRADED FUND

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President


                                 FIRST TRUST EXCHANGE-TRADED FUND II

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President


                                 FIRST TRUST EXCHANGE-TRADED FUND III

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President


                                 FIRST TRUST EXCHANGE-TRADED FUND IV

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President


                                 FIRST TRUST EXCHANGE-TRADED FUND V

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President


                                 FIRST TRUST EXCHANGE-TRADED FUND VI

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President


                                 FIRST TRUST EXCHANGE-TRADED FUND VII

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President

                                 FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President


                                 FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President


                                 FIRST TRUST ADVISORS L.P.

                                 By: /s/ James A. Bowen
                                    ----------------------------------
                                    Name: James A. Bowen
                                    Title: Chief Executive Officer


                                 FIRST TRUST PORTFOLIOS L.P.

                                 By: /s/ James A. Bowen
                                    ----------------------------------
                                    Name: James A. Bowen
                                    Title: Chief Executive Officer


                                 FT PORTFOLIOS CANADA CO.

                                 By: /s/ Fraser Howell
                                    ----------------------------------
                                    Name: Fraser Howell
                                    Title: President

Dated: February 26, 2015

IX.   AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                 FIRST TRUST ADVISORS L.P.

                                 By: /s/ James A. Bowen
                                    ----------------------------------
                                    Name: James A. Bowen
                                    Title: Chief Executive Officer

Dated as of: February 26, 2015

      In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Portfolios L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                 FIRST TRUST PORTFOLIOS L.P.

                                 By: /s/ James A. Bowen
                                    ----------------------------------
                                    Name: James A. Bowen
                                    Title: Chief Executive Officer

Dated as of: February 26, 2015

      In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of FT Portfolios Canada Co. Fraser Howell is authorized to sign and file this document on behalf of FT Portfolios Canada Co. pursuant to the general authority vested in him as Chief Executive Officer.

                                 FT PORTFOLIOS CANADA CO.

                                 By: /s/ Fraser Howell
                                    ----------------------------------
                                    Name: Fraser Howell
                                    Title: President

Dated as of: February 26, 2015

      In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded AlphaDEX(R) Fund and First Trust Exchange-Traded AlphaDEX(R) Fund II (collectively, the "Trusts"). Mark R. Bradley is authorized to sign and file this document on behalf of the Trusts pursuant to (a) the general authority vested in him as President and (b) resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix A.

                                 FIRST TRUST EXCHANGE-TRADED FUND

                                 FIRST TRUST EXCHANGE-TRADED FUND II

                                 FIRST TRUST EXCHANGE-TRADED FUND III

                                 FIRST TRUST EXCHANGE-TRADED FUND IV

                                 FIRST TRUST EXCHANGE-TRADED FUND V

                                 FIRST TRUST EXCHANGE-TRADED FUND VI

                                 FIRST TRUST EXCHANGE-TRADED FUND VII

                                 FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND

                                 FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II


                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President

Dated as of: February 26, 2015

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                 By: /s/ James A. Bowen
                                    ----------------------------------
                                    Name: James A. Bowen
                                    Title: Chief Executive Officer

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                 By: /s/ James A. Bowen
                                    ----------------------------------
                                    Name: James A. Bowen
                                    Title: Chief Executive Officer

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FT PORTFOLIOS CANADA CO.; that he is President of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                 By: /s/ Fraser Howell
                                    ----------------------------------
                                    Name: Fraser Howell
                                    Title: President

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III, FIRST TRUST EXCHANGE-TRADED FUND IV, FIRST TRUST EXCHANGE-TRADED FUND V, FIRST TRUST EXCHANGE-TRADED FUND VI, FIRST TRUST EXCHANGE-TRADED FUND VII, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND and FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II; that he is President of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                 By: /s/ Mark R. Bradley
                                    ----------------------------------
                                    Name: Mark R. Bradley
                                    Title: President

                                   APPENDIX A

    THE BOARDS OF TRUSTEES OF EACH OF THE FIRST TRUST EXCHANGE-TRADED FUNDS
          LISTED ON SCHEDULE 1 HERETO (COLLECTIVELY, THE "FUNDS") EACH
                       ADOPTED THE FOLLOWING RESOLUTIONS

            WHEREAS, Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended (the "1940 Act"), in general terms, prohibits an investment company from acquiring securities of any registered investment company in excess of certain percentage limits; and

            WHEREAS, Section 12(d)(1)(B) of the 1940 Act, in general terms, prohibits a registered open-end investment company, its principal underwriter, or any broker-dealer from selling shares of such investment company to any other investment company in excess of certain percentage limits (Sections 12(d)(1)(A) and (B) are referred to collectively as the "Statutory Limitations"); and

            WHEREAS, certain foreign investment companies ("acquiring funds") may seek to invest in series of the Funds ("acquired funds") in excess of the Statutory Limitations; and

            WHEREAS, certain acquired funds, their principal underwriters and broker-dealers may seek to effect sales of the shares of such acquired funds to acquiring funds in excess of the Statutory Limitations; and

            WHEREAS, the Funds wish to seek an order of exemption (an "Order of Exemption") from the Securities and Exchange Commission (the "Commission") that contains relief that will permit, among other things, (i) the acquiring funds to invest in acquired funds in excess of the Statutory Limitations and
        (ii) the acquired funds, their principal underwriters and any broker-dealer to sell shares of such acquired funds to the acquiring funds in excess of the Statutory Limitations.

            NOW THEREFORE BE IT

            RESOLVED, that Mark R. Bradley, President of each Fund, and any other appropriate officer of each Fund be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Fund and in its name, an Application or Applications in such form as such officer, or any one of them, deems necessary or appropriate seeking exemptions from various provisions of the 1940 Act to the extent necessary to permit, among other things (as described in such Application or Applications), (a) the acquiring funds to invest in acquired funds in excess of the Statutory Limitations and (b) the acquired funds, their principal underwriters, and any broker-dealer to sell shares of such acquired funds to the acquiring funds in excess of the Statutory Limitations; and

            FURTHER RESOLVED, that Mark R. Bradley and any other appropriate officer of the respective Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Fund such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

            FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Fund is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

                                   SCHEDULE 1

                        First Trust Exchange-Traded Fund
                      First Trust Exchange-Traded Fund II
                      First Trust Exchange-Traded Fund III
                      First Trust Exchange-Traded Fund IV
                       First Trust Exchange-Traded Fund V
                      First Trust Exchange-Traded Fund VI
                      First Trust Exchange-Traded Fund VII
                  First Trust Exchange-Traded AlphaDEX(R) Fund
                First Trust Exchange-Traded AlphaDEX(R) Fund II